Exhibit 99.1
LINKTONE ANNOUNCES APPOINTMENT OF
NEW CHIEF FINANCIAL OFFICER AND INDEPENDENT DIRECTOR
BEIJING, Jan. 13, 2011 — Linktone Ltd. (Nasdaq:LTON), one of the leading providers of wireless interactive entertainment services to consumers in China and south Asia, today announced that Mr. Colin Sung, Deputy Chief Executive Officer and Chief Financial Officer, has decided to leave Linktone to pursue other career interests. It has named Ms. Peck Joo (PJ) Tan to replace Mr. Sung as its Chief Financial Officer, effective March 1, 2011.
Ms. Tan is currently a director of Linktone and since June 2010 has served as a managing director of the international business division of PT Media Nusantara Citra Tbk, the indirect majority shareholder of Linktone. Prior to that, she held various regional positions in the Asian offices of MediaCorp Pte Ltd, Heinz, Pepsi, Starbucks and Delifrance. Ms. Tan graduated with a degree in Accountancy from the National University of Singapore and is a member of the Institute of Certified Public Accountants of Singapore.
Linktone also announced today that its board has appointed Mr. Billy Hsieh as an independent director and member of the audit committee, effective February 1, 2011. Mr. Hsieh will replace Mr. Thomas Hubbs who is resigning to pursue other professional commitments. Mr. Hsieh joined PricewaterhouseCoopers (PwC) in San Francisco in 1986, was admitted as a partner in 1996 and served in its Shanghai office from 1996 until his retirement in 2010. Mr. Hsieh has over 15 years of experience advising multinational corporations about doing business in China, including experience in market entry and development, mergers and acquisitions, tax advisory and other activities in China. Mr. Hsieh graduated with a Bachelor of Science degree in Accounting from St. John’s University and a law degree from the University of California, Hastings College of the Law, both in the United States. He is licensed as a certified public accountant in California and a member of the California bar.
Hary Tanoesoedibjo, Linktone’s Executive Chairman and Chief Executive Officer, commented, “We are delighted to welcome Ms. Tan as our Chief Financial Officer and Mr. Hsieh to the Linktone board. Ms Tan brings with her extensive regional business and management experience which will be useful as the company expands its business lines and geographic reach. Mr. Hsieh has deep experience in advising companies operating in China which makes him a strong addition to our board. I look forward to working closely with Ms. Tan, Mr. Hsieh and the rest of the management and board as we enter the new year.” Mr. Tanoesoedibjo continued, “On behalf of Linktone’s board and management team, I would like to thank Messrs. Sung and Hubbs for their many years of loyal service and contributions to the company. We wish them every success in their future endeavors.”
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China and Southeast Asian. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment, communications and edutainment. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China and Indonesia. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

SAFE HARBOR STATEMENT
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company or Letang may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Kristen McNally,
kristen@thepiacentegroup.com
Tel: 212-481-2050